UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ John Bi
Name:	John Bi
Title:	Chief Financial Officer

Date: June 5, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.2 – Press Release	14

Exhibit 99.1

Sky-mobi Limited Announces Unaudited Financial Results

for the Fiscal Fourth Quarter and Full Fiscal Year 2014

HANGZHOU, China, May 27, 2014 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application platform in China, today announced its unaudited financial results for the fiscal fourth quarter ended March 31, 2014 (“fourth quarter 2014”) and the full fiscal year 2014.

Fourth Quarter 2014 Highlights

•	Total revenues were RMB128.6 million (US$20.7 million), an increase of 11.6% from RMB115.2 million in the fiscal third quarter ended December 31, 2013 (“third quarter 2014”).

•	Revenues from smartphones increased 34.8% quarter-over-quarter to RMB87.5 million (US$14.1 million), or 68.1% of total revenues, up from RMB64.9 million, or 56.4% of total revenues, in third quarter 2014.

•	Gross margin increased to 25.3%, compared to 23.6% in third quarter 2014.

•	Net profit was RMB4.6 million (US$0.7 million), compared to a net profit of RMB4.8 million in third quarter 2014.

•	Non-IFRS net profit[1] increased 11.0% quarter-over-quarter to RMB8.9 million (US$1.4 million), compared to non-IFRS net profit of RMB8.0 million in third quarter 2014.

•	Basic and diluted earnings per common share (“EPS”) were RMB0.02 (US$0.00), which represents the equivalent of RMB0.16 (US$0.03) per ADS[2].

•	Non-IFRS basic and diluted earnings per common share were RMB0.04 (US$0.01), which represents the equivalent of RMB0.30 (US$0.05) per ADS.

Fiscal Year 2014 Highlights

•	Total revenues decreased 19.2% to RMB485.6 million (US$78.1 million), compared to RMB601.1 million in fiscal year 2013.

[1]	An explanation of the Company’s non-IFRS financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to IFRS financial measures are presented in the accompanying “Unaudited reconciliations of non-IFRS financial measures to comparable IFRS financial measures”.
[2]	American Depositary Shares (“ADSs”) are traded on the NASDAQ Global Market, each of which represents eight common shares of the Company.

•	Revenues from smartphones were RMB210.1 million (US$33.8 million), or 43.3% of total revenues.

•	Gross margin was 24.9%, down from 30.3% in fiscal year 2013.

•	Net profit was RMB4.7 million (US$0.7 million), compared to RMB17.3 million in fiscal year 2013.

•	Non-IFRS net profit was RMB22.1 million (US$3.6 million), compared to RMB41.7 million in fiscal year 2013.

•	Basic and diluted EPS was RMB0.02 (US$0.00), which represents the equivalent of RMB0.17 (US$0.03) per ADS.

•	Non-IFRS basic and diluted EPS was RMB0.09 (US$0.01), which represents the equivalent of RMB0.74 (US$0.12) and RMB0.73 (US$0.12) per ADS, respectively.

Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, stated, “We are proud to report that our revenues for the fourth quarter 2014 exceeded the high end of our prior guidance by approximately 22%, primarily due to strong growth in our smartphone business. During the quarter, we continued to focus on distributing and publishing mobile games, which have further improved users’ interaction on our platform. This success can be highlighted by the fact that after four quarters of declining revenue, we have turned the corner and are now showing top line growth again. Driven by continued smartphone penetration and growth for light social games as well as the Maopao smartphone platform, our smartphone revenues reached a historical high of RMB87.5 million, representing 68% of total revenues in the fourth quarter 2014. Moreover, we are very excited to report improved gross margin, which expanded to 25%, demonstrating our continued goals of profitable growth and bottom line improvement.”

“Last year, we began a strategic shift from feature phone business to one more focused on developing and expanding our smartphone platform. In doing so, we have established a solid foundation in the smartphone market while maintaining strong cash flow from our feature phone business. By adding an average of over 414,000 new users per day, we have reached 147.3 million users on our smartphone platform as of March 31, 2014. Notably, we have achieved strong sequential growth in monthly active users (MAU) to 25 million in March 2014, as compared to only 20 million in December 2013. We believe that this strong foundation in the smartphone business will further support and fuel robust growth going forward.”

John Bi, Chief Financial Officer of Sky-mobi, commented, “We are very pleased to see a strong growth in our smartphone business and a sequential increase in revenues that exceeded our prior expectations. Our continuous effort in improving our operating efficiency by strengthening cost controls helped us to reduce our operating expenses, excluding share based compensation, to RMB27.8 million, or 21.6% of total revenues in the fourth quarter 2014. The combined effect of both robust business growth of Sky-mobi’s smartphone service as well as our effective operational and financial management has enabled us to continue to support and execute our future growth initiatives. This success is exemplified by the fact that during the fiscal year of 2014, we generated positive cash flow from operating activities, and had over RMB594 million of cash and bank deposits and short-term investments as of March 31, 2014.”

Fourth Quarter 2014 Financial Results

Total Revenues

Total revenues for fourth quarter 2014 were RMB128.6 million (US$20.7 million), an increase of 11.6% from RMB115.2 million in third quarter 2014 and a decrease of 20.1% from RMB161.0 million in the prior year period.

Revenues from the smartphone business amounted to RMB87.5 million (US$14.1 million), representing 68.1% of the Company’s total revenues in fourth quarter 2014, an increase of 34.8% from RMB64.9 million in third quarter 2014.

Revenues collected from carrier channels, which principally consist of application store revenues, were RMB82.5 million (US$13.3 million), or 64.2% of total revenues in fourth quarter 2014, an increase of 33.5% from RMB61.8 million in third quarter 2014 and a decrease of 28.1% from RMB114.7 million in the prior year period. The quarter-over-quarter increase in revenues collected from carrier channels was mainly due to the Company’s stronger than expected growth in the smartphone business.

Revenues collected from third party channels, which principally consist of Maopao community revenues, were RMB28.9 million (US$4.6 million), or 22.5% of total revenues in fourth quarter 2014, down 2.6% from the third quarter 2014 and 16.2% from the prior year period. Revenues from the third party channels decreased due to a decline in the feature phone business, which was partially offset by an increase in Maopao community revenues from the smartphone platform and a higher ARPU3 from the Company’s two most popular mobile social games, “Fantasy of Three Kingdoms” and “Fairy Magic World”.

Other revenues were RMB17.2 million (US$2.8 million) in fourth quarter 2014, down 27.7% from RMB23.7 million in third quarter 2014 and up 45.5% from RMB11.8 million in the prior year period. Other revenues consist of commissions from companies for using our Maopao platform to promote and sell applications as well as overseas revenues generated by the Company’s international mobile service providers. The quarter-over-quarter decrease was mainly due to the decline in the Company’s overseas business as a result of the shrinking overseas feature phone market.

Cost of Revenues and Gross Profit

Total cost of revenues for fourth quarter 2014 was RMB96.0 million (US$15.4 million), an increase of 9.0% from RMB88.0 million in third quarter 2014 and a decrease of 4.6% from RMB100.6 million in the prior year period.

[3]	ARPU represents average revenue per user.

Total non-IFRS cost of revenues for fourth quarter 2014 was RMB95.8 million (US$15.4 million), an increase of 9.1% from RMB87.7 million in third quarter 2014 and a decrease of 4.6% from RMB100.4 million in the prior year period.

The discussion and analysis below focuses on non-IFRS cost of revenues, which the Company believes more accurately reflects the Company’s operating performance than IFRS cost of revenues.

Non-IFRS cost associated with payments to industry participants was RMB89.2 million (US$14.3 million) in fourth quarter 2014, an increase of 10.3% from RMB80.9 million in third quarter 2014 and a decrease of 4.5% from RMB93.4 million in the prior year period. The quarter-over-quarter increase was primarily due to the increased channel cost, which was largely in line with the increase in revenues, and the year-over-year decrease was primarily driven by the decline of revenues in feature phone business and cost savings from dealing directly with mobile operators.

Non-IFRS direct cost was RMB6.6 million (US$1.1 million) in fourth quarter 2014, a decrease of 4.1% from RMB6.9 million in third quarter 2014 and a decrease of 6.4% from RMB7.0 million in the prior year period. Non-IFRS direct cost included salaries and benefits, depreciation, office expenses and utilities directly related to the operation of Maopao application stores on feature phones and smartphones. The improvement in Non-IFRS direct cost was attributed to Company’s initiatives in streamlining feature phone business, as a result of Company’s strategy of shifting the focus to smartphone market.

Non-IFRS gross profit for fourth quarter 2014 was RMB32.8 million (US$5.3 million), compared to non-IFRS gross profit of RMB27.5 million in third quarter 2014 and RMB60.6 million the prior year period. Non-IFRS gross margin in fourth quarter 2014 was 25.5%, compared to 23.8% in third quarter 2014 and 37.6% in the prior year period. This year-over-year decrease was principally due to the general decline associated with the feature phone business.

Operating Expenses and Profit (Loss) from Operations

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travel, entertainment and office related expenses, were RMB31.8 million (US$5.1 million) in fourth quarter 2014, an increase of 12.3% from RMB28.3 in third quarter 2014 and an increase of 3.7% from RMB30.7 million in the prior year period.

Total non-IFRS operating expenses were RMB27.8 million (US$4.5 million) in fourth quarter 2014, an increase of 9.3% from RMB25.4 million in third quarter 2014 and an increase of 2.2% from RMB27.2 million in the prior year period. Excluding other income and expense which mainly consist of government subsidies, operating expenses remained flat due to the Company’s strengthened efforts in cost control.

Profit from operations in fourth quarter 2014 was RMB0.8 million (US$0.1 million), compared to loss from operations of RMB1.2 million in third quarter 2014 and profit from operations of RMB29.7 million in the prior year period.

Non-IFRS profit from operations was RMB5.0 million (US$0.8 million), compared to non-IFRS profit from operations of RMB2.0 million in third quarter 2014 and non-IFRS profit from operations of RMB33.4 million in the prior year period.

Net Profit

Net profit in fourth quarter 2014 was RMB4.6 million (US$0.7 million), compared to net profit of RMB4.8 million in third quarter 2014 and net profit of RMB30.2 million in the prior year period. Basic and diluted EPS in fourth quarter 2014 was RMB0.02 (US$0.00), which represents the equivalent of RMB0.16 (US$0.03) per ADS.

Non-IFRS net profit in fourth quarter 2014 was RMB8.9 million (US$1.4 million), compared to non-IFRS net profit of RMB8.0 million in third quarter 2014 and non-IFRS net profit of RMB33.9 million in the prior year period. Non-IFRS basic and diluted EPS in fourth quarter 2014 was RMB0.04 (US$0.01), which represents the equivalent of RMB0.30 (US$0.05) per ADS.

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for fourth quarter 2014 was 29,392,071 and 29,656,888, respectively.

Common Shares

Sky-mobi had 239.5 million common shares outstanding as of March 31, 2014, or the equivalent of 29.9 million ADSs outstanding.

Business Outlook

For the fiscal first quarter 2015 ending June 30, 2014, Sky-mobi expects total revenues to be in the range of RMB 135 million to RMB 145 million.

The above represents Sky-mobi’s current projections, which are subject to change.

Conference Call and Webcast

[The Company will hold a conference call on Tuesday, May 27, 2014 at 8:00 am Eastern Time, or 8:00 pm Beijing Time, to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	# 42506672

The replay will be accessible through June 3, 2014 by dialing the following numbers:

United States Toll Free:	+1- 855-452-5696
International:	+61-2-8199-0299
Conference ID:	# 42506672

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.sky-mobi.com

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company’s performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenues less non-IFRS cost of revenues.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit (loss) from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other gains or losses, impairment loss on investments in associates, impairment loss on available-for-sale investments and share of results of associates, less income tax.

Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS net profit attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2164 to US$1.00, the exchange rate at March 31, 2014 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited is a leading mobile application store in China. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games, as well as applications and content with social network functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Investor Relations Contact:

Sky-mobi Limited

Mr. John Bi, Chief Financial Officer

Phone: + (86) 571-8777 0978 (Hangzhou, China)

Email: investor.relations@sky-mobi.com

ICR, Inc.

Mr. Jeremy Peruski

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Source: Sky-mobi

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income (IFRS)

	For the three months ended				For the year ended
	March 31,	December 31,	March 31,	March 31,	March 31,	March 31,	March 31,
	2013	2013	2014	2014	2013	2014	2014
In thousands	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)
Revenues	161,005	115,187	128,564	20,681	601,107	485,551	78,108
Cost of revenues	(100,618)	(88,042)	(96,006)	(15,444)	(418,780)	(364,435)	(58,625)

Gross profit	60,387	27,145	32,558	5,237	182,327	121,116	19,483

Research and development expenses	(6,049)	(9,441)	(9,119)	(1,467)	(73,027)	(38,644)	(6,216)
Sales and marketing expenses	(9,184)	(8,475)	(9,994)	(1,608)	(35,369)	(36,351)	(5,848)
General and administrative expenses	(17,267)	(14,378)	(14,492)	(2,331)	(69,491)	(58,401)	(9,395)
Other income and expense	1,823	3,963	1,799	289	2,320	5,772	929

Total operating expenses	(30,677)	(28,331)	(31,806)	(5,117)	(175,567)	(127,624)	(20,530)

Profit (loss) from operations	29,710	(1,186)	752	120	6,760	(6,508)	(1,047)

Other gains and losses	3,696	4,559	5,910	951	15,531	17,482	2,812
Impairment loss on investments in associates	(1,367)	—	—	—	(1,367)	(727)	(117)
Impairment loss on available-for-sale investments	—	—	—	—	—	(800)	(129)
Share of results of associates	494	1,838	(962)	(155)	(935)	2,428	391

Profit before tax	32,533	5,211	5,700	916	19,989	11,875	1,910
Income tax expenses	(2,342)	(404)	(1,071)	(172)	(2,733)	(7,218)	(1,161)

Profit for the period	30,191	4,807	4,629	744	17,256	4,657	749

Total comprehensive profit for the period	30,191	4,807	4,629	744	17,256	4,657	749

Profit (loss) and total comprehensive income (loss) attributable to: - Owners of the Company	30,232	4,879	4,765	766	17,112	5,251	845
- Non-controlling interests	(41)	(72)	(136)	(22)	144	(594)	(96)

	30,191	4,807	4,629	744	17,256	4,657	749

Earnings per common share
Basic	0.12	0.02	0.02	0.00	0.07	0.02	0.00
Diluted	0.12	0.02	0.02	0.00	0.07	0.02	0.00

Weight average number of ADS
Basic	31,552,403	29,597,975	29,392,071		32,095,966	30,577,624
Diluted	31,552,403	29,749,796	29,656,888		32,095,966	30,691,182

Weight average number of shares
Basic	252,419,221	236,783,802	235,136,572		256,767,732	244,460,993
Diluted	252,419,221	237,998,367	237,255,104		256,767,732	245,529,453

Unaudited Reconciliations of non-IFRS financial measures

to comparable IFRS financial measures

	For the three months ended				For the year ended
	March 31,	December 31,	March 31,	March 31,	March 31,	March 31,	March 31,
	2013	2013	2014	2014	2013	2014	2014
In thousands	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)
IFRS cost of revenues	(100,618)	(88,042)	(96,006)	(15,444)	(418,780)	(364,435)	(58,625)
Less: share-based compensation expenses	212	306	243	39	2,473	836	134

Non-IFRS cost of revenues	(100,406)	(87,736)	(95,763)	(15,405)	(416,307)	(363,599)	(58,491)

IFRS gross profit	60,387	27,145	32,558	5,237	182,327	121,116	19,483
Add: share-based compensation expenses	212	306	243	39	2,473	836	134

Non-IFRS gross profit	60,599	27,451	32,801	5,276	184,800	121,952	19,617

Total IFRS operating expenses	(30,677)	(28,331)	(31,806)	(5,117)	(175,567)	(127,624)	(20,530)
Less: share-based compensation expenses	3,481	2,890	4,008	645	21,984	16,642	2,677

Total non-IFRS operating expenses	(27,196)	(25,441)	(27,798)	(4,472)	(153,583)	(110,982)	(17,853)

IFRS profit (loss) from operations	29,710	(1,186)	752	120	6,760	(6,508)	(1,047)
Add: share-based compensation expenses	3,693	3,196	4,251	684	24,457	17,478	2,812

Non-IFRS profit from operations	33,403	2,010	5,003	804	31,217	10,970	1,765

IFRS net profit for the period	30,191	4,807	4,629	744	17,256	4,657	749
Add: share-based compensation expenses	3,693	3,196	4,251	684	24,457	17,478	2,812

Non-IFRS net profit for the period	33,884	8,003	8,880	1,428	41,713	22,135	3,561

Non-IFRS earnings per common share
Basic	0.13	0.03	0.04	0.01	0.16	0.09	0.01
Diluted	0.13	0.03	0.04	0.01	0.16	0.09	0.01
Weight average number of shares
Basic	252,419,221	236,783,802	235,136,572		256,767,732	244,460,993
Diluted	252,419,221	237,998,367	237,255,104		256,767,732	245,529,453

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of
	December 31,	March 31,	March 31,
	2013	2014
In thousands	(RMB)	(RMB)	(US$)
ASSETS
Current assets
Cash and cash equivalents	181,809	79,057	12,717
Term deposits	345,163	295,804	47,584
Investment in financial products	87,167	—	—
Short-term investment	—	218,642	35,172
Trade and other receivables	70,688	95,499	15,362
Amounts due from related parties	3,434	160	26

Total current assets	688,261	689,162	110,861

Non-current assets
Property and equipment	8,428	7,605	1,223
Investments in associates	67,780	41,339	6,650
Available-for-sale investments	6,197	6,250	1,005
Non-current assets held for sale	—	35,274	5,674
Prepayment for investment	1,550	675	109
Other non-current assets	3,342	3,380	544
Deferred tax assets	1,765	1,968	317

Total non-current assets	89,062	96,491	15,522

Total assets	777,323	785,653	126,383

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	148,330	153,474	24,690
Income tax liabilities	9,425	10,699	1,721
Amounts due to related parties	20,625	11,201	1,802
Deferred revenue	7,387	6,350	1,021

Total current liabilities	185,767	181,724	29,234

Total liabilities	185,767	181,724	29,234

Equity
Share capital	85	86	14
Share premium	618,385	637,451	102,543
Reserves	166,649	155,326	24,986
Treasury stock	(1)	(1)	(0)
Deficit	(197,409)	(192,644)	(30,990)

Equity attributable to owners of the Company	587,709	600,218	96,553
Non-controlling interests	3,847	3,711	596

Total equity	591,556	603,929	97,149

Total equity and liabilities	777,323	785,653	126,383

Exhibit 99.2

Sky-mobi Announces Change of Fiscal Year End and US$20 Million Share Repurchase Program

HANGZHOU, China, May 30, 2014- Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: MOBI), a leading mobile application platform in China, today announced that the Company’s Board of Directors has approved a fiscal year-end change from March 31 to December 31, beginning in the calendar year ending December 31, 2014. Additionally, the Company also announced that its Board of Directors has approved a program to repurchase up to US$20 million of the Company’s American depositary shares (“ADSs”) over the next 12-month period, ending on May 30, 2015.

The Company’s decision to change its fiscal year end is intended to improve its comparability with industry peers on both a quarterly and annual basis, to align Company’s reporting cycle with the calendar year and to provide more consistent quarter-to-quarter comparisons.

Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi stated, “Sky-mobi has delivered robust growth both operationally and financially in the past few quarters. Through our well designed initiatives and dedicated efforts, we are confident of the strong growth momentum of our mobile gaming business and hope to effectively present the fast-changing business dynamics to our shareholders. By redefining our revenue breakdown, starting in the second quarter of 2014, and aligning our reporting periods with our peers, we believe investors will be able to better understand our business and develop growing confidence of our tremendous potential as a leading distribution platform in China’s mobile application market.”

The Company expects to purchase shares on the open market, in negotiated transactions or otherwise in compliance with all of the conditions of Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The timing of the shares repurchased will be at the discretion of management and will depend on a number of factors, including price, market conditions and regulatory requirements. The Company retains the right to limit, terminate or extend the share repurchase program at any time without prior notice.

John Bi, Chief Financial Officer of Sky-mobi stated, “We have experienced significant revenue growth in the past few quarters at our smartphone business and our growth momentum is back on track with our successful transition. Given our strong balance sheet, long-term growth prospects, and successful turnaround story, we believe that now is the right time to enhance shareholder value through share repurchases and continued investment in growth initiatives.”

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s revenue projections for future periods; the Company’s ability to maintain relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers and mobile network operators for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the growing smart phone market; its ability to obtain and maintain applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on June 28, 2013. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited is a leading mobile application platform in China. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games, as well as applications and content with social network functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Investor Relations Contact:

Sky-mobi Limited

Mr. John Bi, Chief Financial Officer

Phone: + (86) 571-8777 0978 (Hangzhou, China)

Email: investor.relations@sky-mobi.com

ICR, Inc.

Qiyiana Tian

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Source: Sky-mobi